Exhibit 99.1

Amdocs Limited Reports Third Quarter Fiscal 2023 Results

Record Quarterly Revenue of $1.24 Billion, Above Midpoint of Guidance and up 6.5% YoY as Reported and 6.9% YoY in Constant Currency(2)

Record 12-Month Backlog of $4.14 Billion, up ~5% YoY

Improved Profitability Reflecting Continued Focus on Operational Excellence

Additional $1.1 Billion Share Repurchase Program Authorized

Launched Amdocs amAIz, a Cutting-Edge Enterprise-Grade Generative AI Framework

Third Quarter Fiscal 2023 Highlights

(All comparisons are against the prior year)

•	Record revenue of $1,236 million, up 6.5% as reported and up 6.9% in constant currency(2); revenue was above the midpoint of $1,215-$1,255 million guidance range

•	Record revenue of $831 million in North America, up 5.4%, and record revenue of $187 million in Europe, up 28.2%

•	Record managed services revenue of $720 million, equivalent to approximately 58% of total revenue

•	GAAP diluted EPS of $1.32, above the guidance range of $1.16-$1.26, primarily due to a lower than anticipated GAAP effective tax rate

•	Non-GAAP diluted EPS of $1.57, above the guidance range of $1.45-$1.51, primarily due to a lower than anticipated non-GAAP effective tax rate

•	GAAP operating income of $183 million; GAAP operating margin of 14.8%, up 20 basis points as compared to last year’s third fiscal quarter and down 10 basis points sequentially

•

Non-GAAP operating income of $220 million; non-GAAP operating margin of 17.8%, up 20 basis points as compared to last year’s third fiscal quarter and unchanged sequentially, reflecting a continued focus on operational excellence

(1)	Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding).
(2)	Revenue on a constant currency basis assumes exchange rates in the current period were unchanged from the prior period

•	Free cash flow of $144 million, comprised of cash flow from operations of $173 million, less $29 million in net capital expenditures and other(1)

•	Repurchased $129 million of ordinary shares during the third fiscal quarter

•	Record twelve-month backlog of $4.14 billion, up approximately 5% as compared to last year’s third fiscal quarter

•	Completed the acquisition of TEOCO’s service assurance business on June 30, 2023 for a net consideration of approximately $90 million

JERSEY CITY, NJ – August 2, 2023 – Amdocs Limited (NASDAQ: DOX), a leading provider of software and services to communications and media companies, today reported operating results for the three months ended June 30, 2023.

“Q3 was another solid quarter for Amdocs as we executed our strategy to bring cutting-edge innovation across our core growth pillars of digital modernization, 5G monetization, cloud, and network automation. Record revenue of $1.24 billion was up 6.9% in constant currency(2), driven by our best-ever performance in North America and Europe. Q3 was also notable for new cloud-related deals with two North American Tier 1 operators, including a collaboration with TELUS in Canada to move on-premise applications to the public cloud. As a market leader, we further strengthened our position with the launch of Amdocs amAIz, the industry’s first enterprise-grade Generative AI framework which creates a cutting-edge foundation for global communications service providers to benefit from the immense potential of the Gen AI era,” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

“Consistent with our reputation for superb execution, we achieved a high number of project milestones in support of our customers’ digital transformation journeys. XL Axiata in Indonesia is one of many examples, where the migration to our newest highly robust and scalable system recently surpassed 80 million prepaid subscribers. In managed services, we delivered a record quarter as we continued to expand the scope of existing activities while also signing new first-time customers under long-term engagements. Adding to our list of third quarter achievements, we also improved our profitability compared with a year ago, mainly driven by our cost leadership focus, including the implementation of automation and other sophisticated tools,” said Tamar Rapaport-Dagim, chief financial officer & chief operating officer of Amdocs Management Limited.

Sheffer concluded, “As a key technology enabler to the communications industry, we see a large pipeline of opportunities as our customers’ consider the multi-year investments needed to unlock the potential of cloud-based 5G and broadband networks, Generative AI, and improved consumer and B2B experience. Customer engagement levels remain high, but the impact of economic uncertainty and industry pressure is leading our customers to prioritize and carefully evaluate their investments. Taking everything into consideration, we now expect revenue growth in constant currency(2) to be slightly below the 8% midpoint of our original guidance range of 6% to 10% for fiscal 2023, while delivering improved year-over-year profitability and robust earnings to cash conversion for the full year.”

Revenue

(All comparisons are against the prior year period)

	In millions
	Three months ended
	June 30, 2023
	Actual	Guidance
Revenue	$1,236	$1,215 - $1,255
Revenue Growth, as reported	6.5%
Revenue Growth, constant currency (2)	6.9%

•

Revenue for the third fiscal quarter of 2023 was above the midpoint of Amdocs’ guidance and includes a positive impact from foreign currency movements of approximately $5 million compared to our guidance assumptions

•	Revenue for the third fiscal quarter includes a positive impact from foreign currency movements of approximately $3 million relative to the second quarter of fiscal 2023

Net Income and Earnings Per Share

`	In thousands, except per share data
	Three months ended
	June 30,
	2023	2022
GAAP Measures
Net Income	$160,115	$128,466
Net Income attributable to Amdocs Limited	$159,428	$128,466
Diluted earnings per share	$1.32	$1.04
Non-GAAP Measures
Non-GAAP Net Income	$189,605	$156,520
Non-GAAP Net Income attributable to Amdocs Limited	$188,918	$156,520
Non-GAAP Diluted earnings per share	$1.57	$1.27

•

Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition related liabilities measured at fair value, equity-based compensation expenses and other, net of related tax effects, in all the periods presented

For further details of the reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Capital Allocation: Returning Cash to Shareholders

•	M&A Activity: On June 30, 2023, Amdocs completed the acquisition of TEOCO’s service assurance business for a net consideration of approximately $90 million

•

Quarterly Cash Dividend Program: On August 2, 2023, the Board approved the Company’s next quarterly cash dividend payment of $0.435 per share and set September 29, 2023 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on October 27, 2023

•

Share Repurchase Activity: Repurchased $129 million of ordinary shares during the third quarter of fiscal 2023. The board of directors has approved a share repurchase plan authorizing the repurchase of up to $1.1 billion of ordinary shares at the company’s discretion; this plan has no expiration date and is in addition to the current authorization, which, as of June 30, 2023, provided for up to $156 million of remaining repurchase authorization. Between the two authorizations, we have up to $1.26 billion of remaining repurchase authority

Twelve-month Backlog

Twelve-month backlog was a record $4.14 billion at the end of the third quarter of fiscal 2023, up approximately 5% as compared to last year’s third fiscal quarter. Twelve-month backlog includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities.

Fourth Quarter Fiscal 2023 Outlook

In millions, except per share data
Q4 2023
Revenue	$1,220-$1,260
GAAP diluted EPS	$0.67-$0.81
Non-GAAP diluted EPS	$1.38-$1.44

•	Fourth quarter revenue guidance assumes negative $2m sequential impact from foreign currency fluctuations as compared to the third quarter of fiscal 2023

•

Fourth quarter non-GAAP diluted EPS guidance excludes restructuring charges of approximately $0.33-$0.40 per share, equity-based compensation expense of approximately $0.17-$0.19 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.11 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

Full Year Fiscal 2023 Outlook

FY 2023, year-over-year growth
	Current Guidance	Previous Guidance
Revenue growth, as reported	6.3%-7.1%	6.0%-8.0%
Revenue growth, constant currency(2)	7.2%-8.0%	7.0%-9.0%
GAAP diluted EPS growth	(3.0)%-0.0%	3.0%-10.0%
Non-GAAP diluted EPS growth	11.0%-12.0%	9.0%-13.0%

FY 2023, in millions
	Current Guidance	Previous Guidance
Free cash flow(1)	~$ 700	~$ 700

•

Full year fiscal 2023 revenue guidance incorporates an expected unfavorable impact from foreign currency fluctuations of approximately 0.9% year-over-year, as compared with an unfavorable impact of approximately 1% year-over-year previously, and an immaterial contribution from the consolidation of TEOCO’s service assurance business

•

Non-GAAP diluted earnings per share growth excludes equity-based compensation expense of approximately $0.60-$0.62 per share, restructuring charges of approximately $0.49-$0.55 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.38 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

•	The impact of the acquisition of TEOCO’s service assurance business on Amdocs’ non-GAAP diluted earnings per share is expected to be neutral in the full fiscal year 2023

•	Non-GAAP effective tax rate is anticipated to be within a range of 13.0% to 17.0% for the full year fiscal 2023

•	Free cash flow(1) is comprised of cash flow from operations, less net capital expenditures and other, and excludes payments related to the anticipated restructuring charges

The forward looking statements regarding our fourth fiscal quarter 2023 and full year fiscal 2023 guidance take into consideration the Company’s current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, we note that market dynamics continue to shift rapidly and we cannot predict all possible outcomes, including those resulting from certain geopolitical events, the current inflationary environment, global or regional events, such as the COVID-19 pandemic and the prevailing level of macro-economic, business and operational uncertainty, which have created, and continue to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities.

Conference Call and Earnings Webcast Presentation Details

Amdocs will host a conference call and earnings webcast presentation on August 2, 2023 at 5:00 p.m. Eastern Time to discuss the Company’s third quarter of fiscal 2023 results.

To participate in the call, please register here to receive the dial-in numbers and unique access PIN. The conference call and webcast will also be carried live on the Internet and may be accessed via the Amdocs website at https://investors.amdocs.com. Presentation slides will be available shortly before the webcast.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow and normalized free cash flow, revenue on a constant currency(2) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth. These other non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	restructuring and unusual charges or benefits (such as a gain from divestiture of OpenMarket);

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow equals cash generated by operating activities less net capital expenditures and other. Normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities. Normalized free cash flow is not comparable to free cash flow. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow and normalized free cash flow, revenue on a constant currency(2) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, restructuring and unusual charges or benefits, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

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About Amdocs

Amdocs helps those who build the future to make it amazing. With our market-leading portfolio of software products and services, we unlock our customers’ innovative potential, empowering them to provide next-generation communication and media experiences for both the individual end user and large enterprise customers. Our approximately 30,000 employees around the globe are here to accelerate service providers’ migration to the cloud, enable them to differentiate in the 5G era, and digitalize and automate their operations. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.58 billion in fiscal 2022.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other global or regional events such as the COVID-19 pandemic, as well as the current inflationary environment, and the effects of these conditions on the company’s clients’ businesses and levels of business activity, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, risks associated with operating businesses in the international market, and our ability to be successful in our artificial intelligence initiatives. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2022 filed on December 13, 2022 and in our Form 6-K furnished for the first quarter of fiscal 2023 filed on February 13, 2023 and for the second quarter of fiscal 2023 filed on May 22, 2023.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,
	2023	2022	2023	2022
Revenue	$1,235,962	$1,160,290	$3,644,986	$3,410,193
Operating expenses:
Cost of revenue	804,007	748,214	2,356,341	2,206,189
Research and development	92,162	89,479	277,162	258,488
Selling, general and administrative	143,777	136,110	430,327	399,168
Amortization of purchased intangible assets and other	13,302	17,173	41,555	53,237
Restructuring charges	—	—	24,536	—

	1,053,248	990,976	3,129,921	2,917,082

Operating income	182,714	169,314	515,065	493,111
Interest and other expense, net	(4,421)	(7,811)	(12,322)	(18,992)
Gain from sale of a business	—	—	—	10,000

Income before income taxes	178,293	161,503	502,743	484,119
Income tax expense	18,178	33,037	62,447	63,554

Net income	$160,115	$128,466	$440,296	$420,565

Net income attributable to noncontrolling interests	687	—	1,598	—

Net income attributable to Amdocs Limited	$159,428	$128,466	$438,698	$420,565

Basic earnings per share attributable to Amdocs Limited	$1.33	$1.05	$3.65	$3.41

Diluted earnings per share attributable to Amdocs Limited	$1.32	$1.04	$3.62	$3.39

Cash dividends declared per ordinary share	$0.435	$0.395	$1.265	$1.150

Basic weighted average number of shares outstanding	119,520	122,319	120,230	123,271

Diluted weighted average number of shares outstanding	120,351	123,153	121,070	124,098

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,
	2023	2022	2023	2022
Revenue	$1,235,962	$1,160,290	$3,644,986	$3,410,193
Non-GAAP operating income	220,222	204,325	647,497	599,557
Non-GAAP net income	189,605	156,520	545,445	497,599
Non-GAAP net income attributable to Amdocs Limited	188,918	156,520	543,847	497,599
Non-GAAP diluted earnings per share	$1.57	$1.27	$4.49	$4.01
Diluted weighted average number of shares outstanding	120,351	123,153	121,070	124,098

Free Cash Flows

(In thousands)

	Three months ended June 30,		Nine months ended June 30,
	2023	2022	2023	2022
Net Cash Provided by Operating Activities	$172,557	$166,826	$550,259	$539,800
Purchases of property and equipment, net (a)	(28,983)	(40,904)	(97,805)	(145,400)

Free Cash Flow	$143,574	$125,922	$452,454	$394,400

Normalized Free Cash Flow (b) for the nine months ended June 30, 2022: $489,619, excluding net capital expenditures related to the new campus, development of $77,676, payment for acquisition related liability of $14,350, and tax payment on sale of business of $3,193. Normalized Free Cash Flow (b) for the three months ended June 30, 2022: $144,182, excluding net capital development of $18,260 expenditures related to the new campus.

(a)	The amounts under “Purchase of property and equipment, net” include proceeds from sale of property and equipment of $380 and $521 for the nine months ended June 30, 2023 and 2022, respectively.
(b)	Since Q12023, the Normalized Free Cash Flow is no longer applicable.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three Months Ended June 30, 2023
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$804,007	$—	$(11,852)	$(152)	$—	$—	$792,003
Research and development	92,162		(2,037)				90,125
Selling, general and administrative	143,777		(10,165)				133,612
Amortization of purchased intangible assets and other	13,302	(13,302)					—

Total operating expenses	1,053,248	(13,302)	(24,054)	(152)		—	1,015,740

Operating income	182,714	13,302	24,054	152		—	220,222
Interest and other expense, net	(4,421)				$508		(3,913)
Income tax expense	18,178					8,526	26,704

Net income	160,115	13,302	24,054	152	508	(8,526)	189,605

Net income attributable to noncontrolling interests	687						687

Net income attributable to Amdocs Limited	$159,428	$13,302	$24,054	$152	$508	$(8,526)	$188,918

	Three Months Ended June 30, 2022
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$748,214	$—	$(8,523)	$284	$—	$—	$739,975
Research and development	89,479		(1,495)				87,984
Selling, general and administrative	136,110		(8,104)				128,006
Amortization of purchased intangible assets and other	17,173	(17,173)					—

Total operating expenses	990,976	(17,173)	(18,122)	284	—	—	955,965

Operating income	169,314	17,173	18,122	(284)	—	—	204,325
Interest and other expense, net	(7,811)				500		(7,311)
Income tax expense	33,037					7,457	40,494

Net income	$128,466	$17,173	$18,122	$(284)	$500	$(7,457)	$156,520

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Nine Months Ended June 30, 2023
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,356,341	$—	$(30,568)	$(1,436)	$—		$—	$2,324,337
Research and development	277,162		(5,224)					271,938
Selling, general and administrative	430,327		(29,113)					401,214
Amortization of purchased intangible assets and other	41,555	(41,555)						—
Restructuring charges	24,536				(24,536)			—

Total operating expenses	3,129,921	(41,555)	(64,905)	(1,436)	(24,536)		—	2,997,489

Operating income	515,065	41,555	64,905	1,436	24,536		—	647,497
Interest and other expense, net	(12,322)					508		(11,814)
Income tax expense	62,447						27,791	90,238

Net income	440,296	41,555	64,905	1,436	24,536	508	(27,791)	545,445

Net income attributable to noncontrolling interests	1,598							1,598

Net income attributable to Amdocs Limited	$438,698	$41,555	$64,905	$1,436	$24,536	$508	$(27,791)	$543,847

	Nine Months Ended June 30, 2022
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Gain from sale of a business	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,206,189	$—	$(23,740)	$(509)	$—	$—	$—	$2,181,940
Research and development	258,488		(4,093)					254,395
Selling, general and administrative	399,168		(24,867)					374,301
Amortization of purchased intangible assets and other	53,237	(53,237)						—

Total operating expenses	2,917,082	(53,237)	(52,700)	(509)	—	—	—	2,810,636

Operating income	493,111	53,237	52,700	509	—	—	—	599,557
Interest and other expense, net	(18,992)					(2,005)		(20,997)
Gain from sale of a business	10,000				$(10,000)			—
Income tax expense	63,554						17,407	80,961

Net income	$420,565	$53,237	$52,700	$509	$(10,000)	$(2,005)	$(17,407)	497,599

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	June 30, 2023	September 30, 2022
ASSETS
Current assets:
Cash and cash equivalents	$517,657	$573,377
Short-term interest-bearing investments	231,858	244,603
Accounts receivable, net, including unbilled of $195,028 and $157,165, respectively	1,076,123	946,777
Prepaid expenses and other current assets	270,197	238,390

Total current assets	2,095,835	2,003,147
Property and equipment, net	783,257	794,287
Lease assets	149,586	176,884
Goodwill and other intangible assets, net	2,897,340	2,841,137
Other noncurrent assets	613,324	574,938

Total assets	$6,539,342	$6,390,393

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable, accruals and other	$1,054,029	$955,658
Lease liabilities	39,609	43,336
Deferred revenue	307,708	253,686

Total current liabilities	1,401,346	1,252,680
Lease liabilities	111,869	138,378
Long-term debt, net of unamortized debt issuance costs	645,549	645,117
Other noncurrent liabilities	728,302	793,940
Total Amdocs Limited Shareholders’ equity	3,608,378	3,517,769
Noncontrolling interests	43,898	42,509

Total equity	3,652,276	3,560,278

Total liabilities and equity	$6,539,342	$6,390,393

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Nine months ended June 30,
	2023	2022
Cash Flow from Operating Activities:
Net income	$440,296	$420,565
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	148,412	174,712
Amortization of debt issuance cost	432	421
Equity-based compensation expense	64,905	52,700
Gain from sale of a business	—	(10,000)
Deferred income taxes	(45,906)	(20,442)
Loss from short-term interest-bearing investments	2,185	2,028
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(128,371)	(157,557)
Prepaid expenses and other current assets	(34,353)	3,534
Other noncurrent assets	3,410	27,918
Lease assets and liabilities, net	(2,937)	3,603
Accounts payable, accrued expenses and accrued personnel	108,922	(63,804)
Deferred revenue	1,207	28,465
Income taxes payable, net	(42,744)	19,903
Other noncurrent liabilities	34,801	57,754

Net cash provided by operating activities	550,259	539,800

Cash Flow from Investing Activities:
Purchase of property and equipment, net (a)	(97,805)	(145,400)
Proceeds from sale of short-term interest-bearing investments	15,553	20,043
Purchase of short-term interest-bearing investments	—	(34,275)
Net cash paid for business acquisitions	(84,425)	(24,430)
Net cash received from sale of a business	—	10,000
Other	(2,438)	(5,030)

Net cash used in investing activities	(169,115)	(179,092)

Cash Flow from Financing Activities:
Repurchase of shares	(334,499)	(400,922)
Proceeds from employee stock option exercises	45,975	72,957
Payments of dividends	(147,679)	(137,893)
Distribution to noncontrolling interests	(208)	—
Payment of contingent consideration from a business acquisition	(453)	(6,153)

Net cash used in financing activities	(436,864)	(472,011)

Net decrease in cash and cash equivalents	(55,720)	(111,303)
Cash and cash equivalents at beginning of period	573,377	709,064

Cash and cash equivalents at end of period	$517,657	$597,761

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2023	2023	2022	2022	2022
North America	$830.9	$829.0	$812.7	$794.4	$788.0
Europe	187.3	171.7	168.7	146.4	146.1
Rest of the World	217.8	222.6	204.3	225.7	226.2

Total Revenue	$1,236.0	$1,223.3	$1,185.7	$1,166.5	$1,160.3

	Three months ended
	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022
Managed Services Revenue	$719.8	$718.9	$699.8	$714.6	$717.9

	as of
	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022
12-Month Backlog	$4,140	$4,110	$4,090	$3,970	$3,950

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